SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             UNITED AUTO GROUP, INC.
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                                (Name of Issuer)

                 Voting Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    909440109
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                                 (CUSIP Number)
                                                  with  a copy to:
Stephen Feinberg                                  Robert G. Minion, Esq.
450 Park Avenue                                   Lowenstein Sandler PC
28th Floor                                        65 Livingston Avenue
New York, New York  10022                         Roseland, New Jersey  07068
(212) 421-2600                                    (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 27, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Names of Reporting Persons-I.R.S. Identification Nos. of Above Persons
   (entities only):

                                Stephen Feinberg

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2) Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions):  WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e):
                                 Not Applicable

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6) Citizenship or Place of Organization:        United States
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   Number of                                 7) Sole Voting Power:          *
   Shares Beneficially                       8) Shared Voting Power:        *
   Owned by
   Each Reporting                            9) Sole Dispositive Power:     *
   Person With:                             10) Shared Dispositive Power:   *

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    288,800*
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      1.5%*
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14)  Type of Reporting Person (See Instructions):       IA, IN
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*    63,000  shares  (0.3%) of United Auto Group,  Inc.  voting common stock are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 132,900 shares (0.7%) of United Auto Group, Inc. voting common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 11,300 shares (0.1%) of United Auto Group, Inc. voting common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities of United Auto Group, Inc. owned by Cerberus, International and Ultra. In addition, 81,600 shares (0.4%) of United Auto Group, Inc. voting common stock are owned by various other persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as of March 24, 1998 there were issued and outstanding 19,178,180 shares of voting common stock of the Company. As of April 27, 1998, Cerberus owned 63,000 of such shares, or 0.3% of those outstanding; International owned 132,900 of such shares, or 0.7% of those outstanding; Ultra owned 11,300 of such shares, or 0.1% of those outstanding, and the Funds in the aggregate owned 81,600 of such shares, or 0.4% of those outstanding. Stephen Feinberg possesses sole (i) power to vote and direct the disposition of all shares of voting common stock of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of voting common stock of the Company owned by the Funds. The following table sets forth the transactions by each of Cerberus, International, Ultra and the Funds in shares of voting common stock of the Company during the past sixty days, each of which were effected in an ordinary broker's transaction.

                             Cerberus Partners, L.P.

     Date                            Quantity                       Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    February 27, 1998                 9,800                            $16.40
    April 27, 1998                  110,000                             16.81


                          Cerberus International, Ltd.

         Date                        Quantity                       Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    February 27, 1998                21,000                         $16.40
    April 27, 1998                  230,000                          16.81


                            Ultra Cerberus Fund, Ltd.

         Date                        Quantity                       Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    February 27, 1998                 1,800                         $16.40
    April 27, 1998                   20,000                          16.81


                                    The Funds

         Date                        Quantity                       Price

                                   (Purchases)

                                      NONE

                                     (Sales)

    February 27, 1998                 12,800                        $16.40
    April 27, 1998                   140,000                         16.81




         Stephen Feinberg ceased to be the beneficial owner of more than five percent of the voting common stock of the Company on April 27, 1998.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            May 15, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).